SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Amendment No. 5 to

SCHEDULE 13E-3

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Little Sioux Corn Processors, LLC

(Name of Issuer)

Little Sioux Corn Processors, LLC

(Name of Person(s) Filing Statement)

LLC Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Danielle D. Smid

Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC

666 Grand Avenue, Suite 2000

Des Moines, Iowa  50309

(515) 242-2400

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies.    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$24,709,005.88	$971.06

*                                         For purposes of calculating the fee only, this amount is based on 69,914 units (the number of common equity units of the Issuer to be converted into Class B or Class C units in the proposed Reclassification) multiplied by $353.42, the book value per unit of common equity computed as of March 31, 2008.

**                                  Determined by multiplying $24,709,005.88 by ..0000393.

☒                                  Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$971.06	Filing Party:	Little Sioux Corn Processors, LLC

Form or Registration No.:	Schedule 13E-3	Date Filed:	July 21, 2008

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 5 to Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by Little Sioux Corn Processors, LLC (the “Company”), an Iowa limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13E-3 thereunder.  This Amendment No. 5 is being filed pursuant to Rule 13E-3(d)(3) as a final amendment to report the result of the Rule 13E-3 transaction subject to this Schedule 13E-3 Transaction Statement.

On December 15, 2008, the Company held a special meeting of members at which the members holding units representing the required majority of the units present at the special meeting approved all of the amendments to our Third Amended and Restated Operating Agreement that were included in our proposed Fourth Amended and Restated Operating Agreement.  Among other things, the proposed amendments provided for the reclassification of our units into newly authorized Class A, Class B and Class C units.  The units of our unit holders of record who hold 250 or more of our common equity units have been renamed as Class A units.  Our unit holders of record who hold as many as 249 units and as few as 125 units received one Class B unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification.  Our unit holders of record who hold 124 or fewer units received one Class C unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification.

The reclassification has reduced the number of holders of our common equity units to less than 300, enabling the Company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission.  The Company expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

Pursuant to the General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Company filed on November 12, 2008 including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LITTLE SIOUX CORN PROCESSORS, LLC

Date:	December 17, 2008	/s/ Stephen G. Roe
Stephen G. Roe
Chief Executive Officer (Principal Executive Officer)